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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               AVICI SYSTEMS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ----------------

 Options under the Avici Systems Inc. 2000 Stock Option and Incentive Plan, as
                                    Amended,
        and the Avici Systems Inc. 1997 Stock Incentive Plan, as Amended
             to Purchase Common Stock, Par Value $.0001 Per Share,
             Having an Exercise Price Per Share of More than $5.00
                         (Title of Class of Securities)

                                  05367L 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                Paul F. Brauneis
                          Chief Financial Officer and
              Senior Vice President of Finance and Administration
                               Avici Systems Inc.
                              101 Billerica Avenue
                      North Billerica, Massachusetts 01862
                                 (978) 964-2000
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                   Copies to:

         Peter C. Anastos, Esq.                  John A. Meltaus, Esq.
  Vice President, General Counsel and             Wynn R. Huang, Esq.
               Secretary                    Testa, Hurwitz & Thibeault, LLP
           Avici Systems Inc.                       125 High Street
          101 Billerica Avenue                      Boston, MA 02110
  North Billerica, Massachusetts 01862         Telephone: (617) 248-7000
       Telephone : (978) 964-2000              Facsimile: (617) 248-7100
       Facsimile: (978) 964-2250

                           CALCULATION OF FILING FEE

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
       Transaction
       valuation*       Amount of filing fee
--------------------------------------------
       $10,304,960.925       $2,060.99

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,412,213 shares of common stock of Avici Systems Inc. having an aggregate value of $10,304,960.925 as of September 27, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable     Filing Party: Not applicable
      Form or Registration No.: Not applicable   Date Filed: Not applicable

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_]third-party tender offer subject to Rule 14d-1.

  [X]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange dated October 1, 2001 and attached as Exhibit (a)(1) hereto (the "Offer to Exchange") is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) Name and Address.

   The name of the issuer is Avici Systems Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 101 Billerica Avenue, North Billerica, Massachusetts 01862, and its telephone number is (978) 964-2000.

    (b) Securities.

   This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 2000 Stock Option and Incentive Plan, as amended (the "2000 Plan"), and the Company's 1997 Stock Incentive Plan, as amended (the "1997 Plan" and together with the 2000 Plan, the "Plans") to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), having an exercise price of more than $5.00 for (1) unvested shares of restricted Common Stock granted under the 2000 Plan (the "Restricted Stock") and (2) new options (the "New Options") to purchase shares of Common Stock to be granted under the 2000 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). As of September 26, 2001 there were options to purchase 8,412,213 shares of the Company's Common Stock outstanding and eligible to be exchanged in this offer. The number of shares of Restricted Stock and New Options (collectively, the "New Grant") will be determined in accordance with the following exchange ratio:

     Exercise Price of Options Tendered                           Exchange Ratio
     ----------------------------------                           --------------
     $5.00 or less...............................................        None
     $5.01--$5.19................................................   1.2 for 1
     $5.20--$10.00...............................................     1 for 1
     $10.01--$40.00..............................................   .75 for 1
     $40.01--$80.00..............................................    .5 for 1
     $80.01 or more..............................................    .2 for 1

One-tenth (1/10) of the New Grant shall consist of shares of restricted stock (rounded up to the nearest whole share) and nine-tenths (9/10) of the New Grant shall consist of new options exercisable for shares of common stock (rounded down to the nearest whole share), in each case subject to adjustments for any stock splits, stock dividends and similar events. The information set forth in the Offer to Exchange under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and
section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options") is incorporated herein by reference.

    (c) Trading Market and Price.

   The information set forth in the Offer to Exchange under section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

    (a) Name and Address.

   The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of Avici Systems Inc.") is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a) Material Terms.

   The information set forth in the Offer to Exchange under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options"), section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options"), section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Certain Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

    (b) Purchases.

   The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (e) Agreements Involving the Subject Company's Securities.

   The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") and
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) Purposes.

   The information set forth in the Offer to Exchange under section 2 ("Purpose of the Offer") is incorporated herein by reference.

    (b) Use of Securities Acquired.

   The information set forth in the Offer to Exchange under section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) Plans.

   The information set forth in the Offer to Exchange under section 9 ("Information Concerning Avici Systems Inc.") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a) Source of Funds.

   The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") and
section 15 ("Fees and Expenses") is incorporated herein by reference.

    (b) Conditions.

   The information set forth in the Offer to Exchange under section 6 ("Conditions of the Offer") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") is incorporated herein by reference.

    (d) Borrowed Funds.

   Not applicable.

Item 8. Interest in Securities of the Subject Company.

    (a) Securities Ownership.

   The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

    (b) Securities Transactions.

   The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

    (a) Solicitations or Recommendations.

   Not applicable.

Item 10. Financial Statements.

    (a) Financial Information.

   The information set forth in the Offer to Exchange under section 9 ("Information Concerning Avici Systems Inc.") and section 16 ("Additional Information"), and the financial information included on pages 3 through 9 in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 is incorporated herein by reference.

    (b) Pro Forma Information.

   Not applicable.

Item 11. Additional Information.

    (a) Agreements, Regulatory Requirements and Legal Proceedings.

   The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") and
section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Other Material Information.

   Not applicable.

Item 12. Exhibits.

    (a) (1) Offer to Exchange dated October 1, 2001.

    (a) (2) Letter of Transmittal.

    (a) (3) Letter to Eligible Option Holders.

    (a) (4) Form of Letter to Tendering Option Holders.

    (a) (5) E-mail communication to Avici Systems Inc. Employees dated October 1, 2001.

    (a) (6) Form of Optionee Activity Status schedule.

    (a) (7) Form of E-mail confirmation to Tendering Option Holders.

    (a) (8) Form of Irrevocable Standing Order to Sell Shares.

    (a) (9) Presentation materials from information meeting regarding the Offer to Exchange.

    (a) (10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.

    (b) Not applicable.

    (d) (1) Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

    (d) (2) Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.

    (d) (3) Form of New Option Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.

    (d) (4) Form of Restricted Stock Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.

    (d) (5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

    (g) Not applicable.

    (h) Not applicable.

   * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-37316).

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        AVICI SYSTEMS INC.

                                                By: /s/ Paul F. Brauneis
                                        ----------------------------------------
                                        Name: Paul F. Brauneis
                                        Title: Chief Financial Officer, Senior
                                        Vice President of Finance and
                                        Administration

Date: October 1, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
 (a)(1)  Offer to Exchange dated October 1, 2001.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Letter to Eligible Option Holders.

 (a)(4)  Form of Letter to Tendering Option Holders.

 (a)(5)  E-mail communication to Avici Systems Inc. Employees dated October 1,
         2001.

 (a)(6)  Form of Optionee Activity Status schedule.

 (a)(7)  Form of E-mail confirmation to Tendering Option Holders.

 (a)(8)  Form of Irrevocable Standing Order to Sell Shares.

 (a)(9) Presentation materials from information meeting regarding the Offer to Exchange.

 (a)(10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
         Commission on August 10, 2001 and incorporated herein by reference.

 (b)     Not applicable.

 (d)(1)  Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

 (d)(2)  Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.

 (d)(3)  Form of New Option Agreement pursuant to the Company's 2000 Stock
         Option and Incentive Plan.

 (d)(4)  Form of Restricted Stock Agreement pursuant to the Company's 2000
         Stock Option and Incentive Plan.

 (d)(5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

 (g)     Not applicable.

 (h)     Not applicable.